Exhibit 99.1

Dear Satyam Computer Services Limited ADR Holder

As you are aware, the ADR program for the Satyam ADSs is being terminated and the last day for presenting ADSs for cancellation is March 12, 2012.

The cancellation of your Satyam ADSs and the delivery of underlying shares to your account in India requires that you have previously established a “DR Type” custodian or brokerage (demat) account in India to receive the shares. The establishment of such account is subject to delay on account of the need to obtain Indian regulatory approvals for the establishment of such account.

We have been informed by market specialists that it may take up to 3-4 weeks for a person who is not a residents of India, including a Non-Resident Indian, to establish a “DR Type” (demat) account in India if such a person does not already have the applicable approvals in hand.

If you have not completed the (DR Type Demat) account opening process, it is very likely that the Satyam ADS cancellation that you have requested may not be completed in time for the March 12, 2012 deadline. In such event, Citibank, N.A, in its capacity as Depositary for the Satyam ADSs (Depositary), will arrange for the sale in India of the shares represented by your Satyam ADSs during the period from March 13, 2012 to March 30, 2012 (unless extended). As noted in prior notices distributed by the Depositary to holders of Satyam ADSs, the sale of such shares is expected to engender an Indian withholding tax of 42.024% on the gross share sale proceeds. In addition, the Depositary is entitled, and intends to, withhold and charge an ADS cancellation fee of $0.05 per ADS cancelled and any expenses incurred in connection with the preparation and filing of any tax forms required to be filed in India in respect of the sale of Shares as part of the ADR program termination process.

If you are unable to complete the establishment of an Indian (demat) account before March 12, 2012 so that you can receive underlying Satyam shares before the ADR program is terminated, and you do not wish the Depositary to sell the Shares represented by your ADSs after March 12, 2012 (which as noted above is expected to result in imposition of a withholding tax exceeding 42% and other fees), you will need to dispose of your Satyam ADSs before March 12, 2012.

Citibank, N.A, as a Depository

Date ; February 24, 2012